                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                      MEZZANINE INVESTMENT CORPORATION
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to purchase common stock
                       (Title of Class of Securities)


                                593175 10 2
                               (CUSIP Number)

                             Mario A. Chiametti
                              54 Jacana Parade
                             Ballajura, WA 6066
                                 Australia
                              (61-8) 9248-7204
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 14, 2005
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

CUSIP No.  593175 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Baldwin Investments Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         London, England

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        186,500
     8.   Shared Voting Power      -0-
     9.   Sole Dispositive Power   186,500
     10.  Shared Dispositive Power -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     186,500

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     1.7%

14.  Type of Reporting Person (See Instructions)

     CO

Item 1.  Security and Issuer

     Common stock, par value $.001
     Mezzanine Investment Corporation, a Nevada corporation
     4080 Paradise Road
     Suite 15-168
     Las Vegas, NV  89706

Item 2.    Identity and Background

     (a)  Baldwin Investments Ltd.
     (b)  1st Floor, Victory House, 99-100 Regent Street
          London, England  W1R 7HB  UK
     (c)  Investment Banking
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  London, England

Item 3.  Source and Amount of Funds or Other Consideration

     The funds used for the purchase of 3,000 shares previously reported in the original Schedule 13D filed by the Reporting Person was derived from working capital of the Reporting Person. On November 8, 2002, the Reporting Person acquired 8,500 additional shares for $85 derived from working capital. Also, on July 27, 2005, the Reporting Person acquired 175,000 additional shares for $1,750 derived from working capital.

Item 4.    Purpose of Transaction

     The purposes underlying the acquisition of securities of the Issuer by the Reporting Person was set forth in the original Schedule 13D filed by the Reporting Person. The purpose of the filing of this amendment is to report that, commencing on November 14, 2005, the Reporting Person no longer beneficially owns more than 5% of the outstanding common stock of the Issuer. The additional 183,500 shares were acquired for long-term growth.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Persons beneficially owns a total of 186,500 shares representing 1.7%.
     (b) The Reporting Person has sole voting and dispositive power over 186,500 shares.
     (c)  Not Applicable
     (d)  Not Applicable
     (e) On November 14, 2005, the Reporting person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to Be Filed as Exhibits

     None


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2005

Baldwin Investments Ltd.


By /s/ Mario A. Chiametti
   -------------------------------
     Mario A. Chiametti, Authorized Signatory

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)